SEC 25002955

APR 0 3 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-39247

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CATHAY SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 WALL ST. SUITE 3600
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

XIAOYU LI	9296624026	SHELL.LI@CATHAYSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WEI WEI & CO, LLP
(Name – if individual, state last, first, and middle name)

133-10 39TH AVE	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

03/28/2006	2388
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

New York County - NY State

Sworn to before me on:

3/31/ 2025

OATH OR AFFIRMATION

I, XIAOYU LI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CATHAY SECURITIES INC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
FINOP

[signature]
Notary Public

EMILY BERGER
Notary Public - State of New York
NO. 01BE0026052
Qualified in Queens County
My Commission Expires Jun 20, 2028

EMILY BERGER NOTARY PUBLIC STATE OF NEW YORK

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CATHAY SECURITIES, INC.
(SEC File No. 8-39247)

Financial Statements
and Supplemental Information
for the Year Ended December 31, 2024

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Xiaoyu Li, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Cathay Securities, Inc. as of and for the year ended December 31, 2024, are true and correct. I further affirm that neither Cathay Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Xiaoyu Li March 31, 2025

Xiaoyu Li Date

CEO

Title

New York County - NY State

Sworn to before me on:

3/31/2025

Sworn to before me this 31 day of March 2025

Notary Public

EMILY BERGER
Notary Public - State of New York
NO. 01BE0026052
Qualified in Queens County
My Commission Expires Jun 20, 2028

EMILY BERGER NOTARY PUBLIC STATE OF NEW YORK

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cathay Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cathay Securities, Inc. as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cathay Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basic for Opinion

These financial statements are the responsibility of Cathay Securities, Inc.'s management. Our responsibility is to express an opinion on Cathay Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cathay Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WEI WEI & CO., LLP

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cathay Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cathay Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole

Wei Wei & Co. LLP

We have served as Cathay Securities, Inc.'s auditor since 2015.

Flushing, NY
March 31, 2025

CATHAY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents *(Note 3)*	$	1,960,317
Deposits with clearing brokers		171,632
Property and equipment, net *(Notes 3 and 4)*		25,684
Other assets		98,323
Deferred tax asset		404,000
ROU asset *(Notes 3 and 5)*		377,721
TOTAL ASSETS	**$**	**3,037,677**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	151,481
Fees received in advance		447,374
Lease liability *(Notes 3 and 5)*		389,414
Total liabilities		**988,269**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, no par value, 5,000 shares authorized, issued and outstanding		76,200
Additional paid-in capital		2,525,103
(Deficit)		(551,895)
Total stockholders' equity		**2,049,408**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**3,037,677**

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:		
Commission income, net	$	59,841
Revenue from underwriting and selling group		2,894,316
Other income		20,000
Interest income		11,141
TOTAL REVENUES		**2,985,298**
EXPENSES:		
Occupancy costs		161,118
Communications		11,091
Office expenses		98,281
Professional fees		589,004
Clearing charges		501,850
Dues & subscriptions		54,067
Insurance		4,925
Bank charges		3,490
Interest expense		5,776
Commission expense		109,502
Salaries and wages		40,525
Other Expenses		6,089
Depreciation and amortization		9,120
TOTAL EXPENSES		**1,594,838**
Income before provision for income taxes		**1,390,460**
Benefit from income taxes *(Notes 2 and 5)*		(359,370)
NET INCOME	**$**	**1,749,830**

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid-in Capital	(Deficit)	Total
Balance, December 31, 2023	**$ 76,200**	**$ 2,425,103**	**$ (2,301,725)**	**$ 199,578**
Capital contributions	-	100,000	-	100,000
Net income	-	-	1,749,830	1,749,830
Balance, December 31, 2024	**$ 76,200**	**$ 2,525,103**	**$ (551,895)**	**$ 2,049,408**

See accompanying notes to financial statements.

CATHAY SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,749,830
Adjustment to reconcile net income to net cash used in operating activities:		
Amortization of right of use asset		114,629
Depreciation and amortization		9,120
Deferred taxes		(404,000)
Changes in operating assets and liabilities:		
Decrease in receivable from broker		20,025
(Increase) in deposits with clearing brokers		(39,725)
(Increase) in other assets		(31,852)
Increase in accounts payable and accrued expenses		85,671
Increase in fees received in advance		407,374
(Decrease) in lease liability		(111,832)
Net cash provided by operating activities		**1,799,240**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		100,000
Net cash provided by financing activities		**100,000**
NET CHANGE IN CASH AND CASH EQUIVALENTS		1,899,240
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		61,077
CASH AND CASH EQUIVALENTS, END OF YEAR	**$**	**1,960,317**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$	5,776
Cash paid for income taxes	$	1,200

See accompanying notes to financial statements.

1. ORGANIZATION

Cathay Securities, Inc. (the "Company") was incorporated on November 2, 1987 under the laws of the State of New York.

The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. The Company conducts all its businesses on a fully disclosed basis.

On March 8, 2022, the Company signed a clearing house agreement with a new clearing house. The agreement expired on 7/31/2024. Additionally, on May 9, 2022, the Company signed a clearing house agreement with another clearing house.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis.

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2014-09 *"Revenue from Contracts with Customers"* and all subsequent amendments to the ASU (collectively Accounting Standards Codification ("ASC"), ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC 606 requires entities to recognize revenue for the transfer of goods or services in an amount that reflects the consideration which the entity expects it is entitled to receive from customers in exchange for those goods or services. A customer is defined as a party that has contracted with an entity to obtain goods or services in the ordinary course of business in exchange for consideration. The following steps are utilized:

1) Identify the contract(s) with a customer
2) Identify the performance obligation(s) in the contract
3) Determine the transaction price
4) Allocate the transaction price to the performance obligation(s) in the contract
5) Recognize revenue when (or as) the entity satisfies a performance obligation

The Company's revenues from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company determines if an arrangement is a lease at inception in accordance with FASB ASC 842. Operating leases are recognized as operating lease right-of-use ("ROU") assets and lease liabilities in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term (see Note 4). The Company's lease recognition may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense is recognized on a straight-line basis over the lease term.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce the net deferred tax asset to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10-25, which prescribe a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company does not have any accruals for uncertain tax positions as of December 31, 2024. It is not anticipated that unrecognized tax positions will significantly increase within 12 months of the reporting date.

Currently, the 2021, 2022 and 2023 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than level 1 prices in active markets, that are observable either directly or indirectly.

Level 3 Inputs – Inputs, based on prices or valuation techniques, that are both unobservable and significant to the overall fair value measurements.

As of December 31, 2024, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, receivable from broker, right of use assets, other assets, accounts payable and accrued expenses and lease liability approximate their fair values due to the short-term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful life of the related assets. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method for financial reporting.

The useful lives of property and equipment for purposes of computing depreciation are:

Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of the remaining lease term or useful life

Recent accounting pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification (Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which increased disclosure requirements regarding a public entity's reportable segment. ASU No. 2023-07 also requires incremental line-item disclosures about each reportable segment's expenses and other segment items on an annual and interim basis and provide in interim periods disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires to disclose the title and position of the Chief Operating Decision Maker (CODM). ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023 (see Note 11).

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$	32,698
Furniture and fixtures		47,294
Office equipment		107,459
		187,451
Less: accumulated depreciation and amortization		(161,767)
	$	25,684

Depreciation and amortization expense for the year ended December 31, 2024 was $9,120.

4. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company signed a lease agreement for office space in New York City commencing on September 1, 2022 and expiring on October 31, 2027. The lease was determined to be an operating lease. The Company recorded occupancy expenses of $161,118 for the year ended December 31, 2024. The Company does not have any other lease arrangements.

In accordance with FASB issued (ASU) 2016-02, *"Leases (Topic 842)"* the Company classified the lease as an operating lease. The lease does not have any renewal options. The Company based the right of use asset and lease liability, primarily, on the present value of unpaid future minimum lease payments. The present value of the lease was determined by using the interest rate of 7.75% for small business 7(A) loans over $50,000 and repaid in less than 7 years.

A reconciliation of the operating lease liability by minimum lease payments and discount by year, as of December 31, 2024, is as follows:

Year Ending December 31,	Payment	Discount	Lease Liability
2025	$ 150,403	$ 25,848	$ 124,555
2026	154,043	15,714	138,329
2027	131,083	4,553	126,530
	$ 435,529	$ 46,115	$ 389,414

5. INCOME TAXES

The net deferred tax asset at December 31, 2024 is as follows:

Net operating loss carryforwards	$	404,000
Less: valuation allowance		-
Net deferred tax asset	$	404,000

The Company has available at December 31, 2024, net operating loss carry-forwards of approximately $1,270,000 which have no expiration date for future use except that the carryforwards can offset only 80% of taxable income each year.

The Company believes it can fully utilize the deferred tax asset in the future and therefore has provided no valuation allowance against the deferred tax asset on December 31, 2024. The valuation allowance was decreased approximately $781,000 in the beginning of the year ended December 31, 2024 due to the change in judgement about the realizability of the related deferred tax asset in future years.

The benefit from income taxes consists of the following:

Current	$	44,630
Deferred		(404,000)
Benefit from income taxes	$	(359,370)

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. In addition, the Company is required to maintain minimum net capital of $100,000. At December 31, 2024, the Company's net capital was $1,521,401, which was $1,421,401 in excess of its required net capital, and the Company's aggregate indebtedness to net capital ratio was 0.4013 to 1.

There are no differences between the amounts presented above, which are the amounts based on the accompanying audited financial statements.

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to its clearing house on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these security transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing house's guidelines and industry standards. The Company monitors the required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions, when necessary.

8. SHAREHOLER CAPITAL CONTRIBUTION

During the year ended December 31, 2024, a shareholder made an additional capital contribution of $100,000.

9. CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. As of December 31, 2024, the Company had approximately $1,437,000 in excess of the insured amount.

10. CONSULTING SERVICES AGREEMENT

On November 17th, 2022, the Company entered into an agreement with a third party for marketing and business consulting services for a fee of $11,975 for twenty-six payments annually. On July 1, 2024, the parties entered into an amendment to the agreement extending the maturity date to January 31, 2025 with a monthly payment of $12,842, for twenty-six payments annually. Total consulting fees, including additional services, was approximately $372,000 for the year ended December 31, 2024. The agreement expired on January 31, 2025. The agreement is currently on a month-to-month basis until terminated by either party by providing ten days written notice to the other party.

11. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CEO as the Chief Operation Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same a those described in the summary of significant policies (see Note 2).

12. SUBSEQUENT EVENTS

The Company's management has performed subsequent events procedures through March 31, 2025, which is the date the financial statements were available to be issued. There were no subsequent events requiring adjustment to the financial statements or disclosures.

CATHAY SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2024

NET CAPITAL		
Total stockholders' equity	$	2,049,408
Total capital		2,049,408
Deductions and/or charges:		
Non-allowable assets		
Property and equipment		(25,684)
Other assets		(98,323)
Deferred tax assets		(404,000)
Total non-allowable assets		(528,007)
NET CAPITAL	**$**	**1,521,401**
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	151,481
Lease liability		11,693
Payment in advance		447,374
AGGREGATE INDEBTEDNESS	**$**	**610,548**

See report of independent registered public accounting firm

CATHAY SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	40,703
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or minimum dollar requirement)	**$**	**100,000**
Excess Net capital	**$**	**1,421,401**
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	**$**	**1,401,401**
Ratio of aggregate indebtedness to net capital		**0.4013 to 1**

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2024)

There are no differences from the net capital calculation shown above and the net capital calculation as filed on the amended Form X-17A-5 as of March 28, 2025.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Cathay Securities, Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Cathay Securities, Inc (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Cathay Securities, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wei Wei & Co. LLP

Flushing, New York
March 31, 2025

WEI WEI & CO., LLP
Certified Public Accountants

• Main Office
133-10 39th Avenue
Flushing, NY 11354
Tel. (718) 445-6308
Fax. (718) 445-6760
• California Office
440 E Huntington Dr.
Ste 300
Arcadia, CA 91006
Tel. (626) 282-1630
Fax. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cathay Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cathay Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cathay Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Cathay Securities, Inc. stated that Cathay Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cathay Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cathay Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

We have served as Cathay Securities, Inc.'s auditor since 2015.

Flushing, NY
March 31, 2025

Phone: —1 (855) 939-3888
Email: service@cathaysecurities.com
40 WALL ST. SUITE 3600 NEW YORK, NY 10005 USA

Date: March 31, 2025

Wei Wei & Co., LLP
133-10 39th Avenue
Flushing, NY 11354

Re:Exemption Report

Dear Wei,

Cathay Securities, Inc., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as requires by 17C.F.R 240.17a 5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

Cathay Securities, Inc., operated pursuant to paragraph (k)(2)(ii) of SEC Rule 15c-3-3 under which the Company claimed exemption from SEC Rule 15c-3-3.

The company has met the identified exemption provisions throughout the period from January 1 - December 31, 2024 without exception.

I, Xiaoyu Li, affirm that, to my knowledge and belief, the Exemption report is true and correct.

Xiaoyu Li

Xiaoyu Li - Chief Executive Officer